Empire Financial Holding Company

2170 West State Road 434, Suite 100

Longwood, FL 32779

Fax: 407-551-4886; Telephone: 800-569-3337

October 22, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Attn: Mr. Terence 0 Brien

Dear Sirs and Mesdames:

RE:	Empire Financial Holding Company

Form 10-KSB for the fiscal year ended December 31, 2006

Filed March 30, 2007

Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007

File No. 1-31292

Dear Sirs and Mesdames:

This will respond to your comment letter dated September 28, 2007.

Form 10-KSB for the year ended December 31, 2006

Management’s Discussion and Analysis, page 24

Critical Accounting Policies, page 25

1.

Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please ensure that all of your critical estimates identified include this type of discussion. Furthermore, your discussion does not address the impact to the consolidated financial statements if actual results differ from your estimates. Consider commenting on your historical experience between estimates made and actual results. Based on your

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

discussion herein, we are not certain as to what items you consider to be your critical accounting policies and estimates. In this regard, it appears that your sole critical accounting policy relates to incomes taxes. Given the nature of your business, we do not understand why income taxes would be your only such policy/estimate. Refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.hlm. Please advise and revise your future filings accordingly, and show us what these disclosures will look like.

We will include disclosures similar to the following in future filings:

Use of Estimates

General. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Note 2 to our consolidated financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements for the periods presented.

Clearing Arrangements . We do not carry accounts for customers or perform custodial functions related to customers’ securities. We introduce all of our customer transactions, to our clearing brokers, who maintain our customers’ accounts and clear such transactions. Additionally, the clearing brokers provide the clearing and depository operations for our proprietary securities transactions. These activities may expose us to off-balance-sheet risk in the event that customers do not fulfill their obligations with the primary clearing brokers, as we have agreed to indemnify our clearing brokers for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely.

Customer Claims, Litigation and Regulatory Matters. In the normal course of business, we have been and continue to be the subject of civil actions and arbitrations arising out of customer complaints relating to our broker dealer activities, as an employer and as a result of other business activities. Due to the uncertain nature of litigation in general, we are unable to estimate a range of possible loss related to lawsuits and legal fees filed against us, in accordance with SFAS 5.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Fair Value. “Marketable securities owned” and “Securities sold, but not yet purchased” on our consolidated statement of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains and losses recognized in our results of operations. The determination of fair value is fundamental to our financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments.

Fair values are based on listed market prices, where possible. If listed market prices are not available or if the liquidation of our positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, and marketability. Warrants received from investment banking engagements are generally valued using the Black-Scholes option valuation model and management may reduce the value if there is a restriction as to when the warrants may be exercised. The Black-Scholes method uses assumptions such as volatility, interest rates, and dividend yields to determine the value.

Valuation of Deferred Tax Assets. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management believes that, based on current operations and future projections, the benefits arising from the deferred tax assets totaling $2,117,000 at September 30, 2007, will be realized. If our future operating results do not achieve our projections, we may have to record a valuation allowance for a portion or all of the net deferred tax assets.

Goodwill and Other Intangible Assets. The Company applies SFAS 142, Goodwill and Other Intangible Assets and performs an annual impairment test. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the Company’s business, the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. The Company has selected September 30 as the date on which it will perform its annual goodwill impairment test.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

In connection with its acquisitions, the Company has applied the provisions of SFAS No. 141 “Business Combinations” using the purchase method of accounting. The assets and liabilities assumed were recorded at their estimated fair values. The excess purchase price over the fair value of net tangible assets and identifiable intangible assets acquired was recorded as goodwill.

The additions to goodwill include the excess purchase price over the fair value of net tangible assets and identifiable intangible assets acquired and acquisition costs.

Expense Recognition of Employee Stock Options. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123 (R)”), which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all new share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

The Black-Scholes option valuation model is used to estimate the fair value of the options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. Options issued under the Company’s option plan have characteristics that differ from traded options. In selecting these assumptions, we considered the guidance for estimating expected volatility as set forth in SFAS No. 123(R). Volatility is a measure of the amount by which the Company’s common stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility). Principal assumptions used in applying the Black-Scholes model are outlined below.

Expected dividend yield ...........	None
Risk-free interest rate ................	4.37%
Expected life ...............................	3.0 years
Volatility .....................................	100.5%

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Liquidity and Capital Resources, page 32

2.

We note that cash used in operations has steadily increased during the last three years, continuing into the first two quarters of fiscal 2007. In light of this downward trend, please revise your liquidity section in future filings to provide a more robust discussion of the material components driving net operating cash and how the changes therein affect your ability to manage your liquidity at the holding company level, See SEC Release 33-8350 for more guidance.

We will revise the liquidity section in future filings to provide a more robust discussion of the material components driving net operating cash and how the changes therein affect our ability to manage our liquidity at the holding company level.

Off-Balance Sheet Arrangements, page 35

3.

You state that you have no off-balance sheet arrangements. However, we note on pages 13 and F-28, the latter being a footnote entitled “Off Balance Sheet Risks”, that you have sold securities which you do not currently own and therefore will be obligated to purchase the securities at a future date. In future filings please reconcile this apparent disclosure discrepancy and ensure full compliance with the requirements of Item 303(c) of Regulation S-B.

In future filings, we will delete the statement on page 35 which states we have no off-balance sheet arrangements and ensure full compliance with the requirements of Item 303(c) of Regulation S-B.

Statements of Changes in Stockholders’ Equity, page F-8

4.

Please tell us why certain lines in your statement of stockholders’ equity related to the sale, redemption, or conversion of your preferred stock do not properly cross-foot. Accordingly, the final row for the balance at December 31, 2006, does not foot across. Please ensure that future filings do.

The Statement of Stockholders’ Equity does foot across. You have to include the amounts from both pages F-7 and F-8. You also need to exclude the amounts in the share columns to foot the dollars across.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

5. Acquisition of Jesup & Lamont Securities Corporation, page F-14

5.

You state that on November 16, 2006, you acquired all of the outstanding shares of Jesup & Lamont Securities Corporation, a registered broker dealer, from its parent Jesup & Lamont Holding Corporation and three private investors. However, we note your disclosure on page 4 of the filing which indicates that the acquisition occurred on November 16, 2006, “as of October 31, 2006”... Please clarify what you mean by “as of October 31, 2006”. We presume that the acquisition date was November 16, 2006, and therefore, the purchase price was determined as of the date of acquisition. See paragraphs 48-49 of SFAS 141. Also, you state on page 4 that as of March 23, 2007, you had not received the final approved Membership Agreement from the NASD. As it appears that such agreement relates to the acquisition of Jesup, please tell us and disclose in future filings if you have now received such approval. If not, tell us why not.

Paragraph 48 of SFAS 141 states: “The date of acquisition (also referred to as the acquisition date) ordinarily is the date assets are given, liabilities are assumed or incurred, or equity interests are issued. However, the parties may, for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated. The designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date without restrictions except those required to protect the shareholders or other owners of the acquired entity, such as restrictions on significant changes in the operations, permission to pay dividends equal to those regularly paid before the effective date, and the like. Designating an effective date other than the date assets or equity interests are transferred or liabilities are assumed or incurred requires adjusting the cost of an acquired entity and net income otherwise reported to compensate for recognizing income before consideration is transferred.”

The acquisition date was November 16, 2006. The purchase agreement provided that October 31, 2006 would be the effective date for transfer of assets and assumption of liabilities. The results of operations and differences in the value of the assets and liabilities during the intervening 16 day period were immaterial.

We have received the final approved Membership Agreement from the NASD. We will disclose that approval in future filings.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

7. Notes Receivable, page F-l6

6.

Please tell us the nature of the contingent claims against the OSJ mentioned. Tell us if such claims are related to the claims against the company for tortious interference with contract and unfair competition in the amount of $10 million in damages as discussed on page F-27.

The contingent claims mentioned on page F-16 are directly associated with the claims against the Company for $10 million as discussed on page F-27.

9. Intangible Assets, page F-l7

7.	Given the significance of goodwill and intangible assets to your balance sheet, please provide the required disclosures in paragraph 45 of SFAS 142 in future filings.

We will provide the disclosures in future filings.

15. Equity, page F-19

8.

We note the warrants issued during the year ended December 31, 2006, as well as the five-year warrants to purchase 1,484,610 shares of common stock that were sold, among other things, in the March 6, 2007 private placement. Please tell us whether you account for these warrants as equity or as a liability. If you account for these warrants as a liability, please tell us whether you are recognizing the changes in the fair value of these warrants in your income statement each period in accordance with SFAS 133. If so, please revise your filing to disclose your assumptions in fair valuing these warrants and the charge (credit) recognized each period. If you account for these warrants as equity, please explain your consideration of SFAS 133, BITF 00-19, and EITF 05-4.

We account for all of our outstanding warrants as equity. EITF 00-19 states as follows:

Paragraph 7: “The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.”

Paragraph 8: “Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation:

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Equity

•	Contracts that require physical settlement or net-share settlement.”

Paragraph 9: “Equity Instruments-permanent equity:

•

Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.”

All of our warrants require net-share settlement. We have no cash settlement provisions or any contingent settlement provisions. Furthermore, we meet all of the requirements of EITF 00-19 paragraphs 12-32 regarding authorized shares and listing and registration rights granted. We have already met all listing and registration rights agreements by having completed all listings and effective registrations. We have never incurred a penalty or other cost for any listing or registration right granted. We have no contingent listing or registration rights outstanding. Accordingly, EITF 05-4 does not apply.

19. Commitments and Contingencies, page F-26

9.

Please revise your future filings to provide the required disclosures in paragraphs 8-10 of SFAS 5 regarding the $10 million claim asserted against the Company by a competing brokerage firm and associated with the Long Island office acquired in March 2007.

We are vigorously defending this claim. We do not believe an estimate of the possible loss or range of loss can be made at this time. We will revise future filings to add that additional disclosure. If circumstances change such that we can reasonably calculate an estimate of the loss, or at least a range of the loss, we will record the estimated loss.

22. Net Capital Requirements and Violations of Broker Dealer Subsidiaries, page F-28

10.

We note that the ratio of aggregate indebtedness to net capital as calculated by the Company for both EFG and Jesup met the required net capital rules as of December 31, 2006, March 31, 2007, and June 30, 2007. In future filings, please consider providing timely information to investors that the appropriate regulatory bodies have affirmed that you have met the net capital requirements, as it appears that, at least as of June 30, 2007, you remain officially in violation of the rules according to the NASD.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Regulatory bodies do not provide positive affirmation if companies are in compliance with net capital requirements. We were in compliance with our net capital requirements at June 30, 2007. We will revise future filings to add the following: As of xxxxx date, we were in compliance with all net capital requirements,

23. Subsequent Events, page F-29

11.

You state that the $2 million credit line from Fifth Third Bank is subject to certain debt covenants and carries interest payable monthly at Fifth Third Bank’s prime rate. Please tell us and disclose in future filings whether you are in compliance with all related covenants. Please describe the potential impact to your operating results, liquidity and financial condition should you not remain compliant with these covenants.

We were in compliance with all covenants when the 10-KSB was filed. We may not be in compliance at September 30, 2007, in which case the bank could call the credit line immediately. On the assumption that we may not be in compliance at September 30, 2007, we are in discussions with the bank to extend the line, change the covenants and/or waive non compliance of the current covenants. We may also seek an alternative banking relationship to replace the credit line. We will add these disclosures to our future filings.

Form 1 0-OSB for the period ended March 31, 2007

Note 8 - Notes Payable

12.

In future filings, please expand this note to discuss the issuance of $8,018,052 of units of debentures, stock, and warrants on March 7, 2007, and the significant terms. Reconcile the $6,387,158 reported in the interim financial statements with the amounts disclosed in the amended Form 8-K filed on March 23, 2007, which discusses $7,032,342 of convertible debentures. Clarify the nature and amount of any discounts and discuss the status of the conditions required to be fulfilled prior to closing of the transaction and the effect on the timing of recognition in the financial statements. Discuss your accounting treatment, including the allocation of proceeds to the debentures, common stock and warrants issued in the transaction, the method used for fair value determinations and the underlying assumptions. Please provide us with your proposed future disclosure.

We will revise future filings to add the following disclosures to the Notes Payable footnote:

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

On March 23, 2007, the Company filed an amended Form 8-K which disclosed that as of March 7, 2007, the Company had entered into binding agreements dated as of March 6, 2007 to sell $8,018,052 of units in a private placement to 32 accredited individual and institutional investors. The final closing in March 2007 resulted in the Company selling $7,282,434 of units in a private placement to 31 accredited individual and institutional investors. The units consisted of an aggregate principal amount of $6,387,158 of convertible debentures, currently convertible into 2,672,437 shares of common stock, 296,922 shares of common stock, and five-year warrants to purchase 1,484,610 shares of common stock. The debentures have a term of five years, pay interest at 6.5% per annum, and are convertible to common stock at a price of $2.39 per share. The debentures contain a provision whereby the Company may require the holders to convert their debentures in the event that the Company’s common stock trades at a price above $7.50 per share for 20 consecutive days or more. The warrants are exercisable after six months from the date of issue at a price of $2.62 per share, and contain provisions for cashless exercise in the event that one year after the date of issuance the shares underlying the warrants may not be resold pursuant to an effective registration statement. Each share of common stock underlying the units is priced at $2.39, the closing price of the Company’s common stock on March 6, 2007.

On March 7, 2007 the Company also entered into binding registration rights agreements dated as of March 6, 2007, to register all 4,453,969 shares of the common stock included in and underlying the units. The Company filed its registration statement as required under the registration rights agreements under Form S-3 on May 1, 2007. The Company received a Notice of Effectiveness declaring the registration had become effective on May 18, 2007. No further listing, registration or contingent requirements exist.

The total separate purchase prices of the debentures, common stock and warrants were $6,387,158, $709,685, and $185,591, respectively.

The Company considered SFAS 133 and EITF 00-19 in recording this private placement. We accounted for the warrants as equity, recording the warrants at the minimum purchase of $0.125 per share required by the AMEX rules for an “at the market offering”. The debentures, common stock and warrants were all recorded at their face value purchase prices which were determined to be their fair values upon sale of the securities.

Form 10-QSB for the period ended June 30, 2007

13.

We note the net carrying value of your assets at June 30, 2007, exceeded your market capitalization of $15.5 million. At June 30, 2007, market capitalization was $15.5 million and stockholders’ equity was $16.5 million, a difference of $1.0 million. Refer to paragraphs 17-21 of SEAS 142. Given this material difference, please provide a detailed explanation that justifies why you did not record goodwill impairments at or subsequent to June 30, 2007.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Refer to paragraph 23 of FAS 142. Also, it appears your market capitalization has subsequently decreased to $13 million, Describe to us your plans for additional testing of goodwill impairment, given this change in circumstance. In addition, provide us with the disclosure you intend to include in MD&A discussing this issue and the current and potential future impact on the financial statements.

Reasons for Not Recording Goodwill Impairments:

Paragraph 23 of SFAS 142 states: “The fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. (Footnote16.) The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”

Furthermore, Footnote 16 of Paragraph 23 of SFAS 142 states: “Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor who would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.”

Our goodwill was recorded for acquisitions which are less than one year old. We believe we have not nearly begun to realize the fair value of these acquisitions or the synergies which we believe will be realized from combining with our pre acquisition operations. Furthermore, we have only recently started to realize the benefit from the many operational changes we have made since our major change in ownership control which occurred approximately only two years ago. For example, investment banking is becoming a primary line of business. Investment banking revenues for the years ended December 31, 2005 and 2004, totaled $266,410 and $0, respectively. However, investment banking revenues totaled $3,543,625 for the year ended December 31, 2006, and already totals $6,815,340 for the six months ended June 30, 2007.

Based on the above, we have determined that the fair value of each reporting unit is best estimated using a discounted cash flow methodology.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Additional MD&A Disclosures:

We will revise our future filings to include the additional disclosures in our MD&A:

Goodwill and Other Intangible Assets. The Company applies SFAS 142, Goodwill and Other Intangible Assets and performs an annual impairment test. Under SFAS 142, the fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor who would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.

Our goodwill was recorded for acquisitions which are less than one year old. We believe we have not nearly begun to realize the fair value of these acquisitions or the synergies which we believe will be realized from combining with our pre acquisition operations. Furthermore, we have only recently started to realize the benefit from the many operational changes we have made since our major change in ownership control which occurred approximately only two years ago. For example, investment banking is becoming a primary line of business. Investment banking revenues for the years ended December 31, 2005 and 2004, totaled $266,410 and $0, respectively. However, investment banking revenues totaled $3,543,625 for the year ended December 31, 2006, and already totals $xxx,xxx,xxx for the xx months ended xxxx, xx, 200x.

We have determined that the fair value of each reporting unit is best estimated using a discounted cash flow methodology.

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the Company’s business, the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and potential goodwill impairment for each reporting unit. The Company has selected September 30 as the date on which it will perform its annual goodwill impairment test.

If the Company subsequently determines its goodwill and other intangible assets have been impaired, the Company may have to write off a portion or all of such goodwill and other intangible assets. If all goodwill and other intangible assets were written off, the Company would record a non cash loss approximating $17 million to operations and stockholders’ equity.

11. Equity, page 13

14.

You state that on March 7, 2007 you entered into binding registration rights agreements dated as of March 6, 2007, to register all 4,453,969 shares of the common stock included in and underlying the units sold in the March 6, 2007 private placement. You filed your registration statement as required under the registration rights agreements under Form S-3 on May 1, 2007. Please tell us your consideration of FSP EITF 00-19-2. In future filings, please provide appropriate accounting policy disclosure in the notes to the financial statements.

On the date we entered into the registration rights agreements we believed we would complete the registration requirements and not incur any expense or other obligation related to the granted registration rights. Therefore, we estimated the obligation of these granted registration rights to be zero. We filed the registration statement under Form S-3 on May 1, 2007. The registration statement became effective on May 18, 2007. We have no further obligations related to these registration agreements. Our estimate was correct. Paragraph 7 of FSP EITF 00-19-2 states a registration payment arrangement shall be recognized and measured in accordance with Statement 5. We considered both FSP EITF 00-19-2 and Statement 5 when we estimated no expense or obligation had been incurred. Also see response to Item 12 above.

________________________

Mr. James M. Matthew

Empire Financial Holding Company

October 22, 2007

In addition, on behalf of the Company this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Matthew

Chief Financial Officer